Exhibit 99.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



     In connection with the annual report of Polyair Inter Pack Inc. (the "Company") on Form 20-F for the period ending October 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Henry Schnurbach, President and Chief Executive Officer of the Company, and I, John Foglietta, Jr., Chief Financial Officer of the Company certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 15, 2003


                                /s/ Henry Schnurbach
                                Henry Schnurbach
                                President and Chief Executive Officer



                                /s/ John Foglietta
                                John Foglietta
                                Chief Financial Officer
                                (Principal Financial and Accounting
                                Officer)